Exhibit 99.1

Virax Biolabs Group Limited Announces Purchase Order to Launch COVID-19 and Influenza A+B Antigen Combo Rapid Tests with Cosmos Health (NASDAQ:COSM)

LONDON, February 7, 2022/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the prevention, detection, and diagnosis of viral diseases, announced that it has signed a Purchase Order with Cosmos Health (Nasdaq: COSM) (“Cosmos”) to launch and market COVID-19 and Influenza A+B Antigen Combo Rapid Detection Kits. Pursuant to their previously signed distribution agreement dated September 2022, Cosmos will have exclusive distribution rights for Greece and Cyprus, with the opportunity to distribute the ViraxClear branded test kits across Europe on a non-exclusive basis.

Virax’s Chairman of the Board of Directors and Chief Executive Officer, Mr. James Foster, commented, “COVID-19, Influenza A and Influenza B are major sources of illness and mortality in humans across the globe. We are pleased to offer a dual solution, that can accurately identify infections related to these viruses, with results typically available in 15 minutes, and improve health outcomes through early identification.

“COVID-19 continues to threaten lives across the world. According to the World Health Organization (“WHO”), as of February 2, 2023, there have been approximately 750 million confirmed COVID-19 cases and about 7 million COVID-19-attributable deaths,”[1] said Mr. Greg Siokas, Chief Executive Officer of Cosmos. “While the threat of Influenza have been overshadowed by COVID-19, the healthcare burden of Influenza should not be overlooked. WHO reports that Influenza infections result in roughly 5 million cases of severe illness and approximately 650,000 respiratory deaths worldwide each year.[2] Therefore, we are excited to partner with Virax to bring much needed dual testing solutions to Greece and Cyrus as well as expanding into additional territories going forward.”

The COVID-19 & Influenza A+B antigen combo rapid test is a single-use test kit intended for qualitative detection of nucleocapsid protein antigen of Influenza A and B viral antigens and COVID-19 antigen from nasal swab specimens.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative diagnostics company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats.

T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com

[1] WHO Coronavirus (COVID-19) Dashboard. (n.d.). With Vaccination Data. https://covid19.who.int/

[2] Influenza (Seasonal). (2023, January 12). https://www.who.int/news-room/fact-sheets/detail/influenza-(seasonal)